UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  JUNE 17, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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STRATEGY FOR TDC DIRECTORIES

TDC IS EXPLORING THE STRATEGIC OPTIONS FOR TDC DIRECTORIES

Today, TDC has announced that it is exploring strategic options for its fully owned subsidiary TDC Forlag A/S (TDC Directories), including a potential sale of the business.

TDC Directories has a strong position in the market for printed directories, internet and mobile products, and directory assistance. TDC Directories' main operations are in Denmark and Sweden and in addition a smaller operation in Finland.

In Denmark, TDC Directories produces local, regional, business and residential directories including "De Gule Sider" (Yellow Pages), publishing a total of 7.9 million catalogs in 2004. In Sweden, TDC Directories produces local, regional and business directories with a total publication of 4.2 million catalogs in 2004. TDC Directories also manages internet and data sales operations in both countries.

In 2004, TDC Directories had reported net revenues of DKK 1,436 million and EBITDA of DKK 459 million (under the IFRS Accounting). At year-end 2004 TDC Directories had 1,074 employees, of which 561 in Denmark, 458 in Sweden and 55 in Finland.

The strategic rationale behind exploring the strategic options is that TDC Directories activities only have limited interaction with TDC's other activities and furthermore are not core to TDC's strategy and future direction.

If TDC Directories is divested, then the proceeds will be used for share-buy backs, reduction in net interest bearing debt, and/or acquisition of activities, which strengthen TDC's core operations.

TDC has retained Goldman Sachs International to help it explore strategic alternatives for TDC Directories.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark

www.tdc.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     JUNE 17, 2005                                 /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations